

02007380

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002

SEC FILE NUMBER
8-50768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BLACKWOOD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES K. WONG 212-847-4007
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

380 MADISON AVENUE (Address) NEW YORK (City), NY (State) 10017 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Craig Schlifstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackwood Securites, LL as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nc any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Managing member

Title

JAMES K. WONG
Notary Public, State of New York
No. 01W06035276
Qualified In New York County
Commission Expires Dec. 27, 20 05

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Blackwood Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Blackwood Securities, LLC as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackwood Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 26, 2002

BLACKWOOD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 152,588
Receivable from broker	569,047
Due from Blackwood Trading, LLC	1,782,473
Other	21,086
	$ 2,525,194

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,775,263
Due to broker	499,601
Other	10,000
	2,284,864
Members' Equity	240,330
	$ 2,525,194

See notes to financial statements.

BLACKWOOD SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

Revenues:	
Commissions	$ 14,659,835
Other	46,710
Interest	31,587
	14,738,132
Expenses:	
Clearing charges	4,374,457
Execution costs	4,945,440
Communications	829,026
Software and administrative fees (Note 3)	4,640,000
Professional fees	17,500
Office and administrative expenses	59,390
	14,865,813
Loss before income taxes	(127,681)
Income tax (benefit)	(2,135)
Net loss	$ (125,546)

See notes to financial statements.

BLACKWOOD SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2001

Balance, January 1, 2001	$ 365,876
Net loss	(125,546)
Balance, December 31, 2001	$ 240,330

See notes to financial statements.

BLACKWOOD SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Cash Flows From Operating Activities:	
Net loss	$ (125,546)
Adjustments to reconcile net loss to net cash (used in) operating activities:	
Changes in assets and liabilities:	
Decrease in receivable from broker	1,101,662
Increase in other assets	(3,451)
Increase in due from Blackwood Trading, LLC	(4,195,000)
Increase in due to broker	499,601
Increase in accounts payable, accrued expenses and other	1,018,649
Decrease in income taxes payable	(10,000)
Net cash (used in) operating activities	(1,714,085)
Cash and Cash Equivalents:	
Beginning	1,866,673
Ending	$ 152,588
Supplemental Disclosure of Cash Flows Information:	
Income taxes paid	$ 11,865

See notes to financial statements.

BLACKWOOD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

Blackwood Securities, LLC (the Company) was incorporated in New York State in January, 1998. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal office is located in New York City. The Company also has branch offices located in Florida, Long Island and New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker–dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments with original maturities of less than three months to be cash equivalents.

Income Taxes:

The Company is treated as a partnership for Federal and New York State income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The Company will distribute to the members amounts sufficient to reimburse them for current income taxes arising from the Company's LLC status. The Company is subject to New York City's unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

3. RELATED PARTY TRANSACTIONS

The Company is affiliated with Blackwood Trading, LLC ("Blackwood") a company with similar ownership interests. Blackwood charged the Company software and administrative fees of $4,640,000 for the year ended December 31, 2001. (See additional comments concerning related party transactions in Note 7).

4. RECEIVABLE FROM BROKER

All customer securities transactions are introduced to and cleared through one clearing broker-dealer, Penson Financial Services. At December 31, 2001, the net amount due from this broker-dealer was $69,446.

5. MEMBERS' EQUITY

Net Capital Requirements:

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had a net capital deficiency of $1,584,618, which was $1,736,942 less than required net capital.

During January 2002, the Company collected a substantial portion of its receivable from its affiliate in an effort to cure its deficiency. The NASD is currently examining the Company's net capital computation as of January 31, 2002, to determine if the Company has effectively cured its deficiency.

6. LITIGATION

The Company and its affiliate, Blackwood Trading, LLC, are involved in several legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant. Management believes based on currently known facts and circumstances, that the disposition of these matters will not have a material adverse effect on the companies financial position.

7. MANAGEMENT'S PLANS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern.

As indicated in Note 3, the Company is affiliated with Blackwood Trading, LLC. Blackwood charges the Company management fees to support software and administrative expenses borne by Blackwood for the operations of the Company. Blackwood suffered substantial operating losses in 2001. In addition, Blackwood used substantial amounts of both the Company's (through advances) and its own working capital in its operations. Further, at December 31, 2001, Blackwood's current liabilities exceeded its current assets by $6,838,628 and total liabilities exceed total assets by $2,342,498.

In order to address these concerns, Blackwood's management is currently negotiating the sale of Blackwood to an interested buyer. In conjunction with such negotiations, a letter of intent has been signed. There is no assurance that these negotiations will ultimately result in a sale. In the event that management is unsuccessful, the Company and Blackwood will be forced to continue to pursue a sale or significantly reduce operating costs and seek new financing to ensure continued operations. The Company has the ability to limit future expenditures such that it will be able to meet its obligations as they come due.

8. OFF-BALANCE - SHEET RISK

Customer transactions are introduced to and cleared through clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company does not anticipate nonperformance by customers or its clearing broker. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Blackwood Securities, LLC
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
February 26, 2002

BLACKWOOD SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

December 31, 2001

Computation of Net Capital:	
Total members' equity qualified for net capital and total capital	$ 240,330
Less:	
Nonallowable assets:	
Due from Blackwood Trading, LLC	(1,782,473)
Other	(31,086)
Haircut on money market fund	(11,389)
Net capital deficiency	(1,584,618)
Minimum Net Capital Required (a)	152,324
Net capital deficiency - as adjusted	$ (1,736,942)
Computation of Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 1,775,263
Due to broker	499,601
Other	10,000
Total aggregate indebtedness	$ 2,284,864
Net Capital Ratio:	
Aggregate indebtedness to net capital - as adjusted (b)	n/a

(a) Greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.
(b) Ratio is not meaningful, due to extent of net capital deficiency.

BLACKWOOD SECURITIES, LLC

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

December 31, 2001

Net Capital:	
Deficiency as reported in Company's amended Part IIA FOCUS Report	$ (1,562,331)
Adjustments resulting in net decrease in allowable assets	(22,287)
Deficiency per Supplemental Schedule on Page 10	$ (1,584,618)
Aggregate Indebtedness:	
As reported in Company's amended Part IIA FOCUS Report	$ 1,772,765
Adjustments resulting in increase to aggregate indebtedness	512,099
Aggregate indebtedness per Supplemental Schedule on Page 10	$ 2,284,864

BLACKWOOD SECURITIES, LLC

COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3

December 31, 2001

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through a clearing broker-dealer, Penson Financial Services, on a fully disclosed basis.

BLACKWOOD SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

December 31, 2001

The firm is exempt from SEC Rule 15c3-3 since it will clear all customer transactions through a clearing broker-dealer, Penson Financial Services, on a fully disclosed basis.


McGLADREY & PULLEN, LLP
Certified Public Accountants



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Blackwood Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Blackwood Securities, LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 26, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH.
354

BLACKWOOD SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2001